UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

SCHEDULE 13D
Under the Securities Exchange Act of 1934
(Amendment No.  )*

Kennedy-Wilson Holdings, Inc
 (Name of Issuer)

Common Stock, $0.0001 Par Value
 (Title of Class of Securities)

489398107
 (CUSIP Number)

Duncan Bagshaw
Eldridge Industries, LLC
600 Steamboat Road
Greenwich, CT 06830
203-298-5300
 (Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

November 7, 2019
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See Rule 13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13D
CUSIP No: 489398107	Page 2 of 10 Pages

1	NAMES OF REPORTING PERSONS
Todd L. Boehly

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☒
			(b)	☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
US citizen

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER

	8	SHARED VOTING POWER
12,000,000

	9	SOLE DISPOSITIVE POWER

	10	SHARED DISPOSITIVE POWER
12,000,000

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
12,000,000

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
7.8%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
HC, IN

SCHEDULE 13D
CUSIP No: 489398107	Page 3 of 10 Pages

1	NAMES OF REPORTING PERSONS
Eldridge Industries, LLC

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☒
			(b)	☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER

	8	SHARED VOTING POWER
12,000,000

	9	SOLE DISPOSITIVE POWER

	10	SHARED DISPOSITIVE POWER
12,000,000

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
12,000,000

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
7.8%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
HC, OO

SCHEDULE 13D
CUSIP No: 489398107	Page 4 of 10 Pages

1	NAMES OF REPORTING PERSONS
Security Benefit Life Insurance Company

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☒
			(b)	☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Kansas

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER

	8	SHARED VOTING POWER
12,000,000

	9	SOLE DISPOSITIVE POWER

	10	SHARED DISPOSITIVE POWER
12,000,000

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
12,000,000

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
7.8%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
IC

SCHEDULE 13D
CUSIP No: 489398107	Page 5 of 10 Pages

1	NAMES OF REPORTING PERSONS
Quinton Heights, LLC

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☒
			(b)	☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Kansas

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER

	8	SHARED VOTING POWER
12,000,000

	9	SOLE DISPOSITIVE POWER

	10	SHARED DISPOSITIVE POWER
12,000,000

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
12,000,000

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
7.8%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
OO

SCHEDULE 13D
Page 6 of 10 Pages

Item 1.	Security and Issuer

The class of securities to which this statement relates is the shares (the “Shares”) of common stock, $0.0001 par value, of Kennedy-Wilson Holdings, Inc. (“Kennedy Wilson”), a Delaware corporation. The principal executive offices of Kennedy Wilson are located at 151 S. El Camino Drive, Beverly Hills, CA 90212.

Item 2.	Identity and Background

(a-c, f)	This Statement is being filed by each of the following persons (collectively, the “Reporting Persons”):

i.	Todd L. Boehly, a citizen of the United States of America (“Mr. Boehly”);
ii.	Eldridge Industries, LLC, a Delaware limited liability company (“Eldridge”);
iii.	Security Benefit Life Insurance Company, a Kansas insurance company (“Security Benefit Life”); and
iv.	Quinton Heights, LLC, a Kansas limited liability company (“Quinton Heights”).

This Statement relates to the Shares issuable upon the conversion of the Series A Preferred Stock (defined in Item 6 below) owned by Security Benefit Life and Quinton Heights.  Security Benefit Life and Quinton Heights are indirectly controlled by Eldridge.  Mr. Boehly is the indirect controlling member of Eldridge, and in such capacity, may be deemed to have voting and dispositive power with respect to the Shares issuable upon the conversion of the Series A Preferred Stock owned by Security Benefit Life and Quinton Heights.

The address of the principal business office of Mr. Boehly, Eldridge and Quinton Heights is 600 Steamboat Road, Floor 2, Greenwich, CT 06830.  The address of the principal business office of Security Benefit Life is One Security Benefit Place, Topeka, KS 66636.

Eldridge is a private investment firm specializing in providing both equity and debt capital.  Security Benefit Life is an insurance company that offers products in a full range of retirement markets and wealth segments for employers and individuals. The principal business of Quinton Heights is making equity and debt investments in various asset classes.  Mr. Boehly is the Chairman, Chief Executive Officer and controlling member of Eldridge.

The name, present principal occupation or employment and the name, principal business and address of any corporation or other organization in which such employment is conducted and the citizenship of each director and executive officer Security Benefit Life is set forth in Exhibit E hereto.

(d)                         None of the Reporting Persons has, and, to their knowledge, none of the directors and executive officers of Security Benefit Life has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e)                        None of the Reporting Persons has, and, to their knowledge, none of the directors and executive officers of Security Benefit Life has, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and, as a result of such proceeding, was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

SCHEDULE 13D
Page 7 of 10 Pages

Item 3.	Source and Amount of Funds or Other Consideration

The funds used for the purchase reported herein by Security Benefit Life and Quinton Heights were obtained through each of their respective investment activities in the ordinary course of business. The aggregate purchase price for the shares of Series A Preferred Stock (defined in Item 6 below) that are convertible into the Shares reported herein was $300,000,000.

Item 4.	Purpose of Transaction

Security Benefit Life and Quinton Heights acquired the 300,000 shares of Series A Preferred Stock referred to in Item 6 below for investment purposes, and such purchases were made in the ordinary course of business. The Reporting Persons expect to review from time to time the investment in Kennedy Wilson and may, depending on the market and other conditions: (i) purchase additional securities in the open market, in privately negotiated transactions or otherwise and (ii) sell all or a portion of the Series A Preferred Stock or other securities now beneficially owned or hereafter acquired by them.

Also, consistent with their investment intent, the Reporting Persons may engage in communications with, without limitation, one or more shareholders of Kennedy Wilson, one or more officers of Kennedy Wilson and/or one or more members of the board of directors of Kennedy Wilson regarding Kennedy Wilson, including but not limited to its operations, governance and control.

Under the Purchase Agreement (as defined below), Kennedy Wilson has agreed to nominate a single designee of Security Benefit Life and Quinton Heights for election as a member of the Board of Directors of Kennedy Wilson, subject to certain conditions.  Security Benefit Life and Quinton Heights currently anticipate nominating Mr. Boehly for election as a member of the Board of Directors of Kennedy Wilson at Kennedy Wilson’s 2020 Annual Meeting of Stockholders.

Except as set forth above, none of the Reporting Persons has any plans or proposals which relate to, or could result in, any of the matters referred to in paragraphs (a) through (j), inclusive, of the instructions to Item 4 of Schedule 13D. The Reporting Persons may, at any time and from time to time, review or reconsider their position and/or change their purpose and/or formulate plans or proposals with respect thereto.

Item 5.	Interest in Securities of the Issuer

(a)     Based on the most recent information available, the aggregate number and percentage of the Shares (the securities identified pursuant to Item 1 of this Schedule 13D) that are beneficially owned by each of the Reporting Persons is set forth in boxes 11 and 13 of the second part of the cover page to this Schedule 13D for each of the Reporting Persons, and such information is incorporated herein by reference. Shares reported as beneficially owned herein are Shares issuable upon conversion of the Series A Preferred Stock.

(b)     The numbers of Shares as to which each of the Reporting Persons has sole voting power, shared voting power, sole dispositive power and shared dispositive power is set forth in boxes 7, 8, 9 and 10, respectively, on the second part of the cover page to this Schedule 13D for each of the Reporting Persons, and such information is incorporated herein by reference.

(c)     Except as set forth in Item 6 of this Schedule 13D, none of the Reporting Persons, nor, to the best knowledge of the Reporting Persons, any person listed in Exhibit E beneficially owns, or has acquired or disposed of, any Shares during the last 60 days.

SCHEDULE 13D
Page 8 of 10 Pages

(d)     No person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of Shares held by the Reporting Persons other than the Reporting Persons.

(e)      Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

On October 17, 2019, Kennedy Wilson, Security Benefit Life and Quinton Heights entered into a 5.75% Series A Cumulative Perpetual Convertible Preferred Stock Purchase Agreement (the “Purchase Agreement”).  Pursuant to the Purchase Agreement, on November 7, 2019 Quinton Heights acquired 80,000 shares and Security Benefit Life acquired 220,000 shares of Kennedy Wilson’s Series A Cumulative Perpetual Convertible Preferred Stock (the “Series A Preferred Stock”) for an aggregate purchase price of $300,000,000.

In connection with the purchase of the Series A Preferred Stock, on November 7, 2019, Kennedy Wilson, Quinton Heights and Security Benefit Life entered into a Registration Rights Agreement (the “Registration Rights Agreement”), pursuant to which the holders of the Series A Preferred Stock have certain demand and piggy-back registration rights with respect to the Series A Preferred Stock and the Shares issuable upon conversion thereof.

Under the Certificate of Designation (the “Certificate of Designation”) filed by Kennedy Wilson with the Secretary of State of the State of Delaware on November 7, 2019, each share of Series A Preferred Stock is convertible, at the option of the holder, into 40 Shares, subject to adjustment under certain circumstances.  Cumulative dividends on the Series A Preferred Stock accrue at an annual rate of 5.75% of the liquidation preference, and are payable quarterly in arrears.

The third paragraph in the response to Item 4 above is hereby incorporated by reference into this Item 6.

The descriptions herein of the Purchase Agreement, the Registration Rights Agreement and the Certificate of Designation (the “Documents”), and the transactions contemplated thereby do not purport to be complete and are subject to, and qualified in their entirety by reference to the Documents, which have been filed as Exhibits to this Schedule 13D.

Item 7.	Material to be Filed as Exhibits.

Exhibit A:	Joint Filing Agreement

Exhibit B:
5.75% Series A Cumulative Perpetual Convertible Preferred Stock Purchase Agreement, dated as of October 17, 2019, among Quinton Heights, LLC, Security Benefit Life Insurance Company and Kennedy-Wilson Holdings, Inc. (incorporated by reference to Exhibit 10.1 to the Form 8-K filed by Kennedy-Wilson Holdings, Inc. on October 18, 2019).

Exhibit C:
Form of Registration Rights Agreement, dated November 7, 2019, among Quinton Heights, LLC, Security Benefit Life Insurance Company and Kennedy-Wilson Holdings, Inc. (incorporated by reference to Exhibit 10.2 to the Form 8-K filed by Kennedy-Wilson Holdings, Inc. on October 18, 2019).

SCHEDULE 13D
Page 9 of 10 Pages

Exhibit D:
Form of Certificate of Designation establishing the 5.75% Series A Cumulative Perpetual Convertible Preferred Stock (incorporated by reference to Exhibit 4.1 to the Form 8-K filed by Kennedy-Wilson Holdings, Inc. on October 18, 2019).

Exhibit E:	Certain Information About the Executive Officers and Directors of Security Benefit Life Insurance Company

SCHEDULE 13D
Page 10 of 10 Pages

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

/s/ Todd L. Boehly
Todd L. Boehly

Eldridge Industries, LLC

By:	/s/ Todd L. Boehly
Name:	Todd L. Boehly
Title:	Authorized Signatory

Security Benefit Life Insurance Company

By:	/s/ Joseph Wittrock
Name:	Joseph Wittrock
Title:	Chief Investment Officer

Quinton Heights, LLC

By:	/s/ Todd L. Boehly
Name:	Todd L. Boehly
Title:	Authorized Signatory

November 18, 2019

Attention: Intentional misstatements or omissions of fact constitute federal criminal violations (see 18 U.S.C. 1001).